 EXHIBIT 21

Subsidiaries of the Registrant

Name of Entity	State of Organization
Merisel Americas, Inc.	Delaware
Merisel Properties, Inc.	Delaware
Color Edge LLC	Delaware
Color Edge Visual LLC	Delaware
Comp 24 LLC	Delaware
Crush Creative LLC	Delaware
Dennis Curtin Studios, LLC	Delaware
MADP, LLC	Delaware
Advertising Props, Inc.	Georgia
Fuel Digital, LLC	Delaware